Exhibit 99.4

[FORM OF LETTER]

July 12, 2004

Name and Address of Grantee

Re:	Stock Option Award Under the 1st Independence Financial Group, Inc. 2004 Omnibus Stock Option Plan

Dear [name of Grantee]:

The Company is pleased to present you with this letter and the attached Stock Option Award Agreement (the “Agreement”) to notify you of the following actions that 1st Independence Financial Group, Inc. has taken with respect to the stock option awards previously granted to you under the Incentive Stock Option Plan/Directors’ Stock Option Plan of Independence Bancorp:

•	All stock option grants previously awarded to you under the Incentive Stock Option Plan/Director’s Stock Option Plan of Independence Bancorp will be canceled, terminated and voided effective as of the date hereof.

•	In consideration of the foregoing cancellation, termination and voidance of the earlier grants, such stock option grants shall be replaced in their entirety by new grants made pursuant to the 1st Independence Financial Group, Inc. 2004 Omnibus Stock Option Plan as evidenced by the attached Agreement, and with the exception of vesting of these new grants, which shall be governed, as described in the following bullet point, and such Agreement and the governing stock option plan shall govern the terms and conditions of these new awards.

•	The stock option grants made pursuant to the attached Agreement shall be 100% vested as of the effective date of Agreement.

By signing below where indicated, you acknowledge your receipt of this letter and agree to its terms. If you have any questions, please contact the undersigned.

Sincerely,

N. William White

President

Attachment

Acknowledged and Agreed:

Signature of Addressee/Grantee	Date